UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. __)*

Under the Securities Exchange Act of 1934

Rio Narcea Gold Mines Ltd.
(Name of Issuer)

Common Shares Without Par Value
(Title of Class of Securities)

766909105
(CUSIP Number)

Kevin Hisko
Lundin Mining Corporation
Suite 2101
 855 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8
(604) 689-7842

With a copy to:

Adam M. Givertz Shearman & Sterling LLP Commerce Court West 199 Bay Street, Suite 4405 Toronto, Ontario M5L 1E8 (416) 360-8484
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 766909105	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lundin Mining Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
BK, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
171,111,582

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
171,111,582

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
171,111,582

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
91.35%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 766909105	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lundin Mining AB

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
171,111,582

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
171,111,582

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
171,111,582

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
91.35%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 766909105	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
4352351 Canada Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
171,111,582

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
171,111,582

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
171,111,582

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
91.35%

14	TYPE OF REPORTING PERSON
CO

Item 1.     Security and Issuer.

This Schedule 13D relates to the common shares without par value (the "Shares") of Rio Narcea Gold Mines Ltd., a corporation existing under the laws of Canada ("Rio Narcea"). The executive offices of Rio Narcea are located at c/ Secundino Roces Riera, 3-2°, Centro de Empresas Asipo I, 33428 Cayés-Llanera, Asturias, Spain.

Item 2.     Identity and Background.

This Schedule 13D is filed by:

(1) Lundin Mining Corporation, a corporation existing under the laws of Canada ("Lundin Mining");

(2) Lundin Mining AB, a company existing under the laws of Sweden and a wholly owned subsidiary of Lundin Mining; and

(3) 4352351 Canada Inc., a company existing under the laws of Canada and a wholly owned subsidiary of Lundin Mining AB (the "Offeror" and, together with the foregoing persons, collectively, the "Filing Persons").

Lundin Mining is a corporation amalgamated under the Canada Business Corporations Act, with its principal business located at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8 and its registered office located at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, Canada V6C 3K4. Through its subsidiaries, Lundin Mining engages in the production and exploration of base metal properties located in Sweden, Ireland, Portugal, Spain, Eritrea, Iran, Russia and Canada. The common shares of Lundin Mining are listed for trading on the Toronto Stock Exchange under the symbol "LUN" and on the American Stock Exchange ("AMEX") under the symbol "LMC". Depositary receipts of Lundin Mining are listed for trading on the Stockholm Stock Exchange under the symbol "LUMI".

Lundin Mining AB is a holding company and does not conduct any independent operations. Lundin Mining AB’s principal place of business is located at Hovslagargatan 5, SE-111 48 Stockholm, Sweden.

The Offeror was originally incorporated as 0766284 B.C. Ltd. under the Business Corporations Act (British Columbia) on August 16, 2006. Effective July 13, 2007, 0766284 B.C. Ltd. continued from British Columbia into the federal jurisdiction under the Canada Business Corporations Act and changed its name from 0766284 B.C. Ltd. to 4352351 Canada Inc. The Offeror has not otherwise carried on any activities to date other than those incidental to its formation and the making of the Offer (as defined below). The registered office of the Offeror is located at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, Canada V6C 3K4.

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During the last five years, none of the Filing Persons and, to the best knowledge of the Filing Persons, none of the persons listed on Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The information set forth in Schedule I is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth under the heading "Source of Funds" in the Circular (as defined below) is incorporated herein by reference.

Item 4. Purpose of Transaction.

The Offeror initially acquired the Shares that are the subject of this Schedule 13D as a result of a tender offer made pursuant to the tender offer statement on Schedule 14D-1F (as amended, the "Schedule 14D-1F") filed with the U.S. Securities and Exchange Commission on April 20, 2007 by the Offeror. In the tender offer, the Offeror offered to purchase all of the outstanding Shares and all of the outstanding warrants of Rio Narcea at a purchase price of Cdn.$5.50 per Share and Cdn.$1.04 per warrant, upon the terms and subject to the conditions set forth in the Offer to Purchase and Circular dated as of April 20, 2007 (as amended, the "Circular") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which were annexed to and filed with the Schedule 14D-1F, as amended by the Notice of Extension, dated as of May 29, 2007, filed with Amendment No. 1 to the Schedule 14D-1F on May 30, 2007, the Notice of Extension, dated as of June 8, 2007, filed with Amendment No. 2 to the Schedule 14D-1F on June 11, 2007, the Notice of Variation and Extension, dated as of June 29, 2007, filed with Amendment No. 3 to the Schedule 14D-1F on July 2, 2007, the Notice of Extension, dated as of July 17, 2007, filed with Amendment No. 4 to the Schedule 14D-1F on July 17, 2007 and the Notice of Extension, dated as of August 9, 2007, filed with Amendment No. 6 to the Schedule 14D-1F on August 10, 2007.

The information set forth in the Circular under the headings "Purpose of the Offer and Plans for Rio Narcea", "Acquisition of Shares and Warrants Not Deposited" and "Effect of the Offer on Market and Listing" is incorporated herein by reference. The information set forth in Rio Narcea’s news release dated July 19, 2007, furnished as Exhibit 99.1 to Rio Narcea’s report of foreign private issuer on Form 6-K, filed on July 19, 2007, is incorporated herein by reference.

Item 5. Interest in the Securities of the Issuer.

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(a)-(b)

The responses of the Filing Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the close of business on the date hereof, each of the Filing Persons may be deemed to beneficially own an aggregate of 171,111,582 Shares, which total includes 17,568,720 warrants, representing approximately 91.35% of the outstanding Shares (calculated in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended).

Lundin Mining AB, as the sole equity holder of the Offeror, may be deemed to control the Offeror and have shared voting and dispositive power over the Shares that the Offeror beneficially owns.

Lundin Mining, as the sole equity holder of Lundin Mining AB, may be deemed to indirectly control the Offeror and have shared voting and dispositive power over the Shares that the Offeror beneficially owns.

None of the Filing Persons and, to the best knowledge of the Filing Persons, none of the persons listed on Schedule I, has beneficial ownership of any Shares, except as described in this Schedule 13D.

(c)

Effective as of 5:48 p.m. (Pacific time) on July 16, 2007, the Offeror took up 120,537,264 Shares and 14,787,870 warrants, which were all the Shares and warrants validly deposited to the Offer and not withdrawn as of such time. On July 20, 2007, Lundin Mining announced that a further 24,679,085 Shares and 1,403,950 warrants had been tendered to the Offer and that, effective as of July 19, 2007, the Offeror had taken up all of such Shares and warrants. On August 10, 2007, the Offeror took up a further 1,140,195 Shares and 790,400 warrants. On August 13, 2007, the Offeror took up a further 7,186,318 Shares and 586,500 warrants.

On August 9, 2007, Lundin Mining announced that it was further extending the expiry date of the Offer from 6:00 p.m. (Pacific time) on August 10, 2007 to 6:00 p.m. (Pacific time) on August 20, 2007.

The Offeror effected all of the transactions described above at a price per Share of Cdn.$5.50 and a price per warrant of Cdn.$1.04.

None of the Filing Persons and, to the best knowledge of the Filing Persons, none of the persons listed on Schedule I has effected any transaction in Shares during the 60 days preceding the date hereof, except as described in this Schedule 13D.

(d)

Not applicable.

(e)

Not applicable.

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Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, none of the Filing Persons and, to the best knowledge of the Filing Persons, none of the persons listed on Schedule I have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Rio Narcea, including but not limited to transfer or voting of any of the securities of Rio Narcea, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of Rio Narcea.

Item 7.     Material to be Filed as Exhibits.

99.1 *

Agreement as to Joint Filing of Schedule 13D, dated August 14, 2007, by and among the Filing Persons

99.2

Tender Offer Statement on Schedule 14D-1F dated April 20, 2007, filed with the Securities and Exchange Commission (the "Commission") by the Offeror on April 20, 2007 and incorporated herein by reference

99.3 *

Credit Agreement dated as of May 28, 2007

99.4

Support Agreement between Lundin Mining Corporation and Rio Narcea Gold Mines Ltd., dated April 4, 2007 (incorporated by reference to Exhibit 99.1 to Lundin Mining Corporation’s Form 6-K, furnished to the Commission as of April 17, 2007)

99.5

Offer to Purchase and Circular dated as of April 20, 2007, including Letter of Transmittal and Notice of Guaranteed Delivery, filed with the Schedule 14D-1F, filed with the Commission on April 20, 2007 and incorporated herein by reference

99.6

Notice of Extension dated as of May 29, 2007, filed with Amendment No. 1 to the Schedule 14D-1F, filed with the Commission on May 30, 2007 and incorporated herein by reference

99.7

Notice of Extension dated as of June 8, 2007, filed with Amendment No. 2 to the Schedule 14D-1F, filed with the Commission on June 11, 2007 and incorporated herein by reference

99.8

Notice of Variation and Extension dated as of June 29, 2007, filed with Amendment No. 3 to the Schedule 14D-1F, filed with the Commission on July 2, 2007 and incorporated herein by reference

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99.9

Notice of Extension dated as of July 17, 2007, filed with Amendment No. 4 to the Schedule 14D-1F, filed with the Commission on July 17, 2007 and incorporated herein by reference

99.10

Amendment No. 5 to the Schedule 14D-1F, filed with the Commission on July 20, 2007 and incorporated herein by reference

99.11

Notice of Extension dated as of August 9, 2007, filed with Amendment No. 6 to the Schedule 14D-1F, filed with the Commission on August 10, 2007 and incorporated herein by reference

* Filed herewith

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2007

LUNDIN MINING CORPORATION

By:	/s/ Kevin Hisko
Name: Kevin Hisko
Title: Corporate Secretary

LUNDIN MINING AB

By:	/s/ Karl-Axel Waplan
Name: Karl-Axel Waplan
Title: Director

4352351 CANADA INC.

By:	/s/ Kevin Hisko
Name: Kevin Hisko
Title: Director

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SCHEDULE I

CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF THE FILING PERSONS

Set forth in the table below is certain information concerning each of the executive officers, directors and other control persons of each of the Filing Persons.

The business address of each director and executive officer of Lundin Mining is Suite 2101, 855 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8.

The business address of each director and executive officer of Lundin Mining AB is Hovslagargatan 5, SE-111 48 Stockholm, Sweden.

The business address of each director and executive officer of the Offeror is 888 Dunsmuir Street, Suite 1100, Vancouver, British Columbia, Canada V6C 3K4.

Lundin Mining

Name	Principal Occupation	Citizenship

Directors

Lukas H. Lundin	Chairman and a Director of Lundin Mining; Director and Officer of a number of publicly traded resource-based companies	Sweden

Colin K. Benner

Vice Chairman, Chief Executive Officer and Director of Lundin Mining since October 31, 2006; Vice Chairman, Chief Executive Officer and a Director of EuroZinc Mining Corporation from December 21, 2004 to October 31, 2006 and former President, Chief Executive Officer and Director of Breakwater Resources Ltd. in Toronto, Ontario

Canada

Donald Charter

Corporate Director and President 3C’s Corporation; prior to December 2005; Chairman, President and Chief Executive Officer of Dundee Securities Corporation; Executive Vice President of Dundee Corporation and Dundee Wealth Management; partner in a law firm prior to 1996

Canada

John H. Craig	Lawyer, partner of Cassels Brock & Blackwell LLP	Canada

Brian D. Edgar	President, Chief Executive Officer and Director of Dome Ventures Corporation; Director of a number of publicly traded companies	Canada

David Mullen	Chief Executive Officer of HSBC Capital (Canada) Inc. and Head of Private Equity North America.	Canada

Anthony O’Reilly, Jr.

Chief Executive of Providence Resources Plc.; formerly Chairman of Arcon International Resources Plc. and former Chief Executive of Josiah Wedgwood & Sons Limited. Director of a number of publicly traded companies

United Kingdom

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Name	Principal Occupation	Citizenship

William A. Rand	President and Director of Rand Edgar Investment Corp.; Chairman and Director of Pender Financial Group Corporation; Director and Officer of a number of publicly traded companies	Canada

Dale C. Peniuk, C.A.	Self employed financial consultant to the mining industry; formerly an Assurance partner with KPMG LLP, Chartered Accountants. Director of a number of publicly traded companies	Canada

Karl-Axel Waplan

President and Chief Operating Officer of Lundin Mining since October 31, 2006; President and Chief Executive Officer of Lundin Mining from April 15, 2005 to October 31, 2006; Vice President of Operations of Lundin Mining since May 2004; formerly Chief Operating Officer for GfE MIR Group, a metals trading company, in Dusseldorf, Germany

Sweden

Executive Officers

Karl-Axel Waplan	President and Chief Executive Officer	Sweden

João Carrêlo	Executive Vice President and Chief Operating Officer	Portugal

Anders Haker	Vice President and Chief Financial Officer	Sweden

Neil O’Brien	Senior Vice President, Exploration and Business Development	Canada
United Kingdom

Manfred Lindvall	Vice President, Environment, Health and Safety	Sweden

Mikael Schauman	Vice President, Marketing	Sweden

Wojtek Wodzicki	Vice President, Strategic Partnerships	Canada

Lundin Mining AB
Name	Principal Occupation	Citizenship

Directors

Karl-Axel Waplan

President and Chief Operating Officer of Lundin Mining since October 31, 2006; President and Chief Executive Officer of Lundin Mining from April 15, 2005 to October 31, 2006; Vice President of Operations of Lundin Mining since May 2004; formerly Chief Operating Officer for GfE MIR Group, a metals trading company, in Dusseldorf, Germany

Sweden

Lukas Lundin	Chairman and a Director of Lundin Mining; Director and Officer of a number of publicly traded resource-based companies	Sweden

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The Offeror

Name	Principal Occupation	Citizenship

Directors

Karl-Axel Waplan

President and Chief Operating Officer of Lundin Mining since October 31, 2006; President and Chief Executive Officer of Lundin Mining from April 15, 2005 to October 31, 2006; Vice President of Operations of Lundin Mining since May 2004; formerly Chief Operating Officer for GfE MIR Group, a metals trading company, in Dusseldorf, Germany

Sweden

Kevin Hisko	Partner, McCullough O’Connor Irwin LLP, Solicitors; formerly a partner with Campney & Murphy, Barristers and Solicitors	Canada

Executive Officers

Karl-Axel Waplan

President and Chief Operating Officer of Lundin Mining since October 31, 2006; President and Chief Executive Officer of Lundin Mining from April 15, 2005 to October 31, 2006; Vice President of Operations of Lundin Mining since May 2004; formerly Chief Operating Officer for GfE MIR Group, a metals trading company, in Dusseldorf, Germany

Sweden

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